UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMG OIL LTD.
(Name of Issuer)

Shares of Common Stock, without par value
(Title of Class of Securities)

001696103
(CUSIP Number)

Alan Friedman
Suite 901, 30 St. Clair Avenue West
Toronto, Ontario, Canada, M4V 3A1
Telephone: +1 416 250 1955
Facsimile: +1 416 250 6330
E-mail: afriedman@adiraenergy.com
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 001696103

1.     Names of Reporting Person:     Ilan Diamond
        I.R.S. Identification Nos. of above person (entities only):

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     [   ]
(b)     [X]

3.     SEC Use Only:

4.     Source of Funds (See Instructions):  OO

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.     Citizenship or Place of Organization:     South Africa

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:      4,643,446 Shares

8.     Shared Voting Power:      Nil

9.     Sole Dispositive Power     4,643,446 Shares

10.   Shared Dispositive Power:    Nil

11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 4,643,446 Shares

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.   Percent of Class Represented by Amount in Row (11):    7.4%

14.   Type of Reporting Person (See Instructions):   IN

ITEM 1.     SECURITY AND ISSUER.

The class of equity securities to which this statement relates is shares of common stock, without par value, of AMG Oil Ltd., a Canadian federal corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite 901, 30 St. Clair Avenue West, Toronto, Ontario, Canada, M4V 3A1.

ITEM 2.     IDENTITY AND BACKGROUND

A.     Name of Persons filing this Statement:

Ilan Diamond (herein referred to as the "Reporting Person").

B.     Residence or Business Address:

The business address of the Reporting Person is Suite 901, 30 St. Clair Avenue West, Toronto, Ontario, Canada, M4V 3A1.

C.     Present Principal Occupation and Employment:

The Reporting Person is the Chief Executive Officer and a director of the Issuer.

D.     Criminal Proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.     Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.     Citizenship:

The Reporting Person is a citizen of South Africa.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 31, 2009, the Issuer completed the acquisition of Adira Energy Corp. ("Adira Energy"), a company incorporated in the Province of Ontario. The acquisition was completed to a securities exchange agreement dated August 4, 2009 among the Issuer and Adira Energy and its principal shareholders, Alan Friedman, Dennis Bennie and Ilan Diamond, and concurrent securities exchange agreements among the Issuer and each of the minority shareholders of Adira Energy (the "Securities Exchange Agreements").

The Reporting Person acquired all of their securities of the Issuer in exchange of comparable securities of Adira Energy on the terms and subject to the conditions of the Securities Exchange Agreements. The common shares of the Issuer that were issued to the Reporting Person were issued in exchange for common shares of Adira Energy that were acquired by the Reporting Person with his own personal funds.

Immediately prior the acquisition, Adira completed a private placement ("Private Placement") of 7,600,000 units ("Units") at a price of U.S. $0.25 per Unit. Sandfire Securities Inc. acted as lead agent to Adira in connection with the Private Placement. Each Unit was comprised of one common share of Adira and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira were exchanged concurrently with the closing of the Acquisition. Each resulting share purchase warrant entitles the holder to purchase one additional common share of the Issuer at the exercise price of U.S.$0.50 per share for a two year period following closing, expiring on August 31, 2011. In connection with the Private Placement, 455,770 compensation warrants were issued to agents which will entitle the holders thereof to purchase an equal amount of common shares of the Issuer at the exercise price of U.S. $0.25 per common share for a two year period following closing expiring on August 31, 2011.

As consideration for the outstanding common of Adira Energy, the Issuer issued an aggregate of 39,040,001 common shares and then had an aggregate of 62,240,001 issued and outstanding common shares. Additionally, 3,334,000 options and 3,845,000 warrants of Adira were exchanged for options (the "Options") and warrants of the Issuer on an equivalent basis. The Issuer has subsequently issued securities so that the total issued and outstanding common shares are now 62,640,001.

Concurrent with the completion of the Acquisition, Michael Hart, Michael Murphy and John Campbell, resigned from the board of the Issuer and Dennis Bennie (Chair), Glen Perry, Alan Friedman and Ilan Diamond (CEO) were appointed as the new directors of the Issuer. It is contemplated that the Issuer may seek approval of its shareholders to increase the number of directors of the Issuer to seven in order to appoint additional representatives of Adira Energy to the board of directors of the Issuer.

Adira Energy is a natural resource gas exploration and a development company which has been granted a Petroleum License covering approximately 31,000 acres (125,700 dunam) in the Hula Valley located in Northern Israel.

ITEM 4.     PURPOSE OF TRANSACTION

As a result of the completion of the acquisitions as described under Item 3 above, the Reporting Person beneficially owns 4,643,446 shares of common stock (the "Shares"), representing approximately 7.4% of the Issuer's outstanding shares and as described below under Item 5. "Interest in Securities of the Issuer".

The Reporting Person acquired the Shares of the Issuer for investment purposes. Depending on market conditions and other factors, the Reporting Person may acquire additional Shares of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of such Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Other than as set forth herein, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

a)     Beneficial Ownership.

The Reporting Person is the beneficial owner of 4,643,446 common shares of the Issuer, comprised of the following:

  4,569,883 common shares directly owned by the Reporting Person, and

  73,563 common shares issuable upon the exercise of stock options held by the Reporting Person which are exercisable within 60 days of the date hereof.

The Reporting Person is the holder of options to purchase 396,000 common shares of the Issuer at a price of $0.25 per share for a period expiring August 19, 2014, subject to vesting 12.5% every three months with the initial amount vesting on that date which is three months after the date of grant.  Of these options, 49,500 options are exercisable within 60 days of the date hereof. The Reporting Person is also the holder of options to purchaser 385,000 common shares of the Issuer at a price of $0.25 per share for a period expiring August 19, 2014, subject to vesting 6.25% every three months with the initial amount vesting on that date which is three months after the date of grant.  Of these options, 24,063 options are exercisable within 60 days of the date hereof.

Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date indicated.

b)     Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including the Shares of the Issuer, within sixty (60) days preceding the date hereof.

c)     Certain Rights of Other Persons.

Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS
Exhibit	Description of Exhibit
1	Securities Exchange Agreement among the Issuer, Adira Energy, Alan Friedman, Dennis Bennie and Ilan Diamond.(1)
2	Form of Securities Exchange Agreement among the Issuer, Adira Energy and the Minority Shareholders of Adira Energy.(1)

(1) Filed as an exhibit to the Issuer's Annual Report on Form 20-F filed with the SEC on September 4, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2009
/s/ Ilan Diamond____________________________ Ilan Diamond